** AM 3/3/2003

VF 3-6-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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03011152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2003 WASH. D.C. 155

SEC FILE NUMBER
8 – 47777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

LIONHEART SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 EAST 25TH STREET, 8TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10028 (Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. DUNCAN SOUKUP (212) 614-0323
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

Vb 3-7-03

OATH OR AFFIRMATION

I, C. DUNCAN SOUKUP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIONHEART SERVICES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 20 06

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

LIONHEART SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Lionheart Services, Inc.:

We have audited the accompanying statement of financial condition of Lionheart Services, Inc. as of December 31, 2002. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lionheart Services, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
January 15, 2003

LIONHEART SERVICES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

ASSETS

Cash	$ 119,324
Investment	46,100
Due From Parent	20,732
Prepaid Expenses	3,000
TOTAL ASSETS	$ 189,156

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued Expenses	$ 5,000
Total Liabilities	5,000
Shareholder's Equity:	
Common Stock $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1
Additional Paid in Capital	100,249
Retained Earnings	83,906
Total Shareholder's Equity	184,156
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 189,156

The accompanying notes are an integral part of this financial statement.

LIONHEART SERVICES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND OPERATIONS

Lionheart Services, Inc. (the "Company") was incorporated in July 1994 in the State of Delaware. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents:

The Company considers short-term highly liquid securities with maturities of 90 days or less, other than those held for sale in the ordinary course of business, as cash.

Property and Equipment:

Property and equipment is stated at cost. Depreciation of office furniture and equipment is provided on a straight line basis over a 5 year period. Amortization of the organization expense is provided on a straight-line basis over sixty (60) months.

NOTE 3. RELATED PARTY TRANSACTIONS

Management and administration services were provided by Lionheart Group, Inc., a related party. The Company paid a management fee in the amount of $40,000 to Lionheart Group, Inc. for the year ended December 31, 2002.

NOTE 4. NET CAPITAL REQUIREMENT

The company is a registered broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the Company maintain a minimum net capital of $50,000. As of December 31, 2002, the Company had net capital of $114,324 which exceeded the requirements by $64,324.

The accompanying notes are an integral part of this financial statement.

NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2002, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 6 INCOME TAXES

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

For income tax purposes, the Company is consolidated with the parent, Lionheart Group, Inc. Significant components of the provision for income taxes that relate to the Company are as follows:

Current:	
Federal	$ (4,603)
State and Local	(6,892)
Total Current	$ (11,495)